[LETTERHEAD OF SEWARD & KISSEL LLP]

                                                                                                October 24, 2007

John Reynolds, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  Star Bulk Carriers Corp. Amendment No. 5 to Registration Statement on Form F-4 Filed October 12, 2007 (File No. 333-141296)

  Star Maritime Acquisition Corp. Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A Filed October 12, 2007 (File No. 1-32685)

Dear Mr. Reynolds:

        Star Bulk Carriers Corp. ("Star Bulk") has today filed via EDGAR its Registration Statement on Form F-1/F-4 (the "Filed Registration Statement") and Star Maritime Acquisition Corp. ("Star Maritime" and, together with Star Bulk, the "Companies") has also filed its amended Preliminary Proxy Statement on Schedule 14A (the "Filed Preliminary Proxy Statement"). The Filed Registration Statement relates to (i) the offering by Star Bulk of its common stock and warrants to shareholders of Star Maritime Acquisition Corp. in connection with a proposed merger between Star Bulk and Star Maritime, with Star Bulk as the surviving entity (the "Redomiciliation Merger"), and (ii) the registration by Star Bulk of its common stock for resale that it will issue to TMT Co., Ltd., in connection with the proposed purchase by Star Bulk of certain drybulk carriers. The Filed Preliminary Proxy Statement relates to a proposed special meeting of the shareholders of Star maritime to consider and vote on the acquisition of the eight drybulk carriers and the Redomiciliation Merger.

        The Company filed its initial registration statement (the "Initial Registration Statement") and its initial preliminary proxy statement (the Initial Preliminary Proxy Statement") with the staff of the Securities and Exchange Commission (the "Staff") on March 14, 2007. By letter dated April 12, 2007, the Staff provided comments to both the Initial Registration Statement and the Initial Preliminary Proxy Statement. The Companies filed their revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 1") on May 24, 2007. The Staff provided comments to Amendment No. 1 by letter dated June 27, 2007 (the "Comment Letter"). The Companies filed their further revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 2") on July 19, 2007. The Staff provided comments to Amendment No. 2 by letter dated August 15, 2007. The Companies filed their further revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 3") on August 31, 2007. The Staff provided comments to Amendment No. 3 by letter dated September 27, 2007. The Companies file their further revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 4") on October 12, 2007.

        On behalf of the Company, we submit the following documents:

  (1)
  Six copies of the Filed Registration Statement; and

  (2)
  Five marked copies of the Filed Registration Statement, marked to show changes from Amendment No. 4.

        This letter responds to comment number 11 of the Staff's Comment Letter of August 15, 2007 and subsequent comment number 9 of the Staff's Comment Letter of September 27, 2007, the text of which are reproduced below. References to page numbers in the response below are to the marked copy of the Filed Registration Statement.

Financial Statements of Acquired Vessels

        11.   We do not agree with your conclusion that the acquisition of the eight vessels is an acquisition of assets. We believe that the continuation of the existing charters as procured by TMT constitutes sufficient continuity of operations so that disclosure of prior financial information would be material to an understanding of future operations. In lieu of full financial statements for the vessels, we would not object to the inclusion of an audited statement of revenues and direct expenses for the most recent fiscal year only and an unaudited statement of revenues and direct expenses for the most recent interim period. To the extent that the vessels were under common management or common control during the period for which financial statements are required, we would not object to the statements being presented on a combined basis.

Method of Accounting for the Acquisition of Vessels

        9.     As a result of a conference call held on September 25, 2007 between Star's legal counsel and certain accounting staff of the Division of Corporate Finance, no resolution has yet been reached concerning the appropriate method of accounting for the acquisition of the vessels. The staff expects to receive documentation from Star as discussed during the call and we will resume our deliberations at that time. We may have further comments on this matter.

        Pursuant to further discussions with certain accounting staff of the Division of Corporation Finance, the Companies have provided audited statements of revenue and direct vessel operating expenses for each of the vessels owned by A Duckling Corp., F Duckling Corp., G Duckling Corp., I Duckling Corp. and J Duckling Corp. (collectively, the "Vessel-Owning Companies") which are included in pages F-30 to F-54 of the Filed Registration Statement. The Vessel-Owning Companies are the sellers of the vessels that will be acquired by Star Bulk with charter agreements attached that will be novated to Star Bulk.

        The Companies respectfully note to the Staff that given the additional burden and risk attendant to a further passage of time, Star Bulk wishes to request that its registration statement be declared effective, and Star Maritime wishes to file its definitive proxy statement, no later than Thursday, November 1, 2007, and therefore respectfully request that the Staff provide its remaining comments, if any, at its earliest convenience.

        If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Robert E. Lustrin at (212) 574-1420 or Christine Westbrook at (212) 574-1371.

        Kindly acknowledge receipt of this letter and the enclosures by having the enclosed duplicate copy of this letter stamped and returned to our messenger.

Very truly yours,
SEWARD & KISSEL LLP
By:	/s/ GARY J. WOLFE Gary J. Wolfe
cc:
Pradip Bhaumik, Esq.
Pamela Howell, Esq.
James Lopez, Esq.
Ms. Tia Jenkins
Ms. Maureen Bauer

Enclosures